

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 29, 2015

<u>Via E-Mail</u>
Kong (Frank) Fan Xi
President, CEO and Director
Heavenstone Corp.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

> **Re: Heavenstone Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 2, 2015**
> **File No. 333-201314**

Dear Mr. Xi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to comment two in our letter dated January 26, 2015. Please state specifically here that you are not a blank check company and have no current plans or intentions to engage in a business combination following this offering.

Properties, page 33

2. Please disclose, if true, that the properties you acquired have been mortgaged to secure repayment of the loans or other financing you obtained to acquire them. If true, please also include risk factor disclosure where you discuss your potential inability to repay loans, that the properties secure this repayment.

Ranch Real Estate, page 33

3. We note your response to comment 11 in our letter dated January 26, 2015, including that you have removed disclosure about applying for re-zoning that you planned to acquire. Please tell us supplementally whether the property you did acquire is this same property, and if so, please update the disclosure to address the current state of your re-zoning efforts.

4. We note disclosure on page 43 that you anticipate the long-term development of properties in increments of between 10 and 50 homes. Please describe here your intended plans to develop the properties that you have acquired.

Ranch Segment, page 34

5. We note that your website states that each Ranch Home will comprise 5 acres, of which 2 acres will be used to plant grapevines. If true, please revise your disclosure to include such information here.

Customer Service, page 37

6. Please clearly disclose whether the "Before, During and After Construction" personal services you describe here are intended to be included in the purchase price of the home or whether they are intended to be provided for additional fees.

7. We note disclosure that you will offer EB-5 Visa support to estate home purchasers. Please briefly describe the EB-5 Visa and clearly explain whether and how the purchase of a vineyard estate home from you may qualify a purchaser for an EB-5 Visa. If the purchase of a home does not qualify a person for an EB-5 Visa, please make this clear. Please also explain whether home purchasers who have paid $ 5 million in full to you and you have accepted an EB-5 Visa application, and who have their EB-5 Visa or green card application rejected may receive all or part of their $ 5 million returned to them and if so, when such funds will be returned to them.

Land Acquisition and Development, page 35

8. We note your response to comment 14 in our letter dated January 26, 2015. We note disclosure on page 33 that you completed due diligence and informal feasibility studies. Please revise to disclose here, if true, that you conducted due diligence and feasibility studies on the 70 acres you purchased and intend to develop.

Management's Discussion and Analysis . . ., page 40

Plan of Operations, page 42

9. We note your response to comment 15 in our letter dated January 26, 2015. Also, we note disclosure in the "Key Alliances" section on page 35 that once you have "obtained adequate capital" with which to commence operations you will then formalize your alliances with the identified construction company, design company, supplier of building supplies and law firm and on page 41 that you do not have sufficient capital to construct your first vineyard estate home. Please clearly describe here and in the "Key Alliances" section the amount of capital you need to formalize your alliances and construct your first vineyard home. Also, please revise to provide a detailed analysis of the costs that make up the $25 million you state that you need in order to complete the purchase of the Resort Segment property and construction of the resort facility.

Directors, Executive Officers, Promoters and Control Persons, page 47

10. We note disclosure that Mr. Kong is the proprietor of an immigration service and that you have planned EB-5 Visa services. Please tell us whether you intend to use Mr. Kong's immigration service company and if so, please disclose such intention in the "Key Alliances" and "Related Transaction" sections.

Item 13. Other Expenses of Issuance and Distribution, page 56

11. We note your response to comment 18 in our letter dated January 26, 2015. We note disclosure in the "Results of Operations" section on page 42 that you incurred expenses of $177,309 related primarily to legal and professional costs associated with this offering. We also note disclosure here that the estimated expenses in connection with the issuance and distribution of the securities being registered is $29,961.35 and on page four that the expenses are estimated to be about $30,000. Please revise the registration statement to make your disclosures consistent.

Item 16. Exhibits, page 59

12. We note that Exhibit 10.19 is a loan agreement for $850,000. However, the Promissory Note filed as Exhibit A is for the amount of $650,000. Please refile Exhibit 10.19 to include the $850,000 promissory note as Exhibit A.

13. We note that Exhibit 10.20 is described as an $850,000 promissory note. However, a $650,000 note is filed as Exhibit 10.20. Please refile Exhibit 10.20 to include the $850,000 promissory note so that the description matches the filing.

14. Please file an executed Exhibit 10.23 with your next amendment.

15. Please file a clear and easily readable Exhibit 10.25. All of the pages of this exhibit, except for the first page, are not clear. See Item 403(b) of Regulation C.

16. We note the disclosure of your subsidiary in Exhibit 22. We also note disclosure on page F-5 in the "Basis of Presentation" section that you have no subsidiaries. Please revise to make these disclosures consistent. If you have a subsidiary, please describe such subsidiary in the Summary and Business sections of the Registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
         Eric Newlan, Esq.